Mail Stop 4561
								September 28, 2005

By U.S. Mail and Facsimile to (212) 239-2799

Anthony L. Havens
Chief Executive Officer and Principal Financial Officer
Sparta Commercial Services, Inc.
462 Seventh Avenue, 20th Floor
New York, New York 10018

Re:	Sparta Commercial Services, Inc.
	Form 10-KSB for Fiscal Year Ended April 30, 2005
      Filed July 25, 2005
	File No. 000-09483

Dear Mr. Havens:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Results of Operations
Comparison of the Year Ended April 30, 2005 to the Year Ended
April
30, 2004

Net Loss, Page 18
1. Please tell us how you have accounted for the $250,000 purchase option for equipment leases. In your response, refer us to the technical literature you have considered.

Note A: Summary of Accounting Policies
Revenue Recognition, page F-7
2. Please tell us management`s rationale for the recognition of acquisition fee income at the inception of the lease term rather than deferring the fees over the term of the lease. Tell us the dollar amount of such fees recognized in income for the periods presented.
In your response, please address the requirements of paragraph
19(c)
of SFAS 13 and refer us to any accounting literature you have considered.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant


??

??

??

??

Anthony L. Havens
Sparta Commercial Services, Inc.
September 28, 2005
Page 1